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AUG 30 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52487

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Broad Street Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

494 Broad Street - Suite 206
(No. and Street)

Newark	NJ	07102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E Rankel — 917 225 2478 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM LLP
(Name – *if individual, state last, first, middle name*)

805 Third Avenue - Ste 1430	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Adderly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broad Street Capital Markets, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEPHANIE WOMACK-GILCHRIST
Notary Public - State of New Jersey
My Commission Expires Oct 20, 2024

Signature

CEO
Title

Stephanie Womack-Gilchrist
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) EXEMPTION REPORT

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBSM LLP
Accountants & Advisors

805 Third Avenue
14th Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
of Broad Street Capital Markets, LLC.
Newark, New Jersey

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Broad Street Capital Markets, LLC and the SIPC, solely to assist you and SIPC in evaluating Broad Street Capital Markets, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Broad Street Capital Markets, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Broad Street Capital Markets, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021.

Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Broad Street Capital Markets, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

RBSM LLP

New York, NY
August 25, 2021

Broad Street Capital Markets, LLC
Statement of Financial Condition
June 30, 2021

Assets	
Cash	$ 284,669
Commissions and other receivables from clearing broker	2,402,336
Deposit with clearing broker	50,000
Fixed assets, net of accumulated depreciation and amortization of $33,367	9,024
Other assets	15,841
Operating lease right-of-use asset	48,001
Total assets	**$ 2,809,871**
Liabilities and Member's Equity	
Current Liabilities	
Commissions payables to independent contractors	$ 1,740,164
Compensation payable to officer	399,292
Loan principal and interest payable to U.S. Small Business Administration	155,625
Accrued professional fees	15,000
Other accrued liabilities	62,626
Operating lease liability	53,332
	2,426,039
Commitments and contingencies	
Member's equity	383,832
Total liabilities and member's equity	**$ 2,809,871**

The accompanying notes are an integral part of these financial statements.

Broad Street Capital Markets, LLC
Statement of Operations
Year Ended June 30, 2021

Revenues	
Riskless principal executions	$ 8,321,234
Commissions	16,448
Other public grants	13,628
Other	50,772
Total	8,402,082
Expenses	
Commissions earned by independent contractors	6,878,044
Officer compensation, including benefits	683,996
Commission rebates paid to another broker-dealer	145,860
Communication and data services	132,970
Clearing and execution	104,363
Professional fees	72,150
Occupancy, including office rent expense of $38,931	64,174
Regulatory	29,167
Interest	6,488
Other	27,855
	8,145,067
Net income	$ 257,015

The accompanying notes are an integral part of these financial statements.

Broad Street Capital Markets, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2021

Member's equity, June 30, 2020	$	96,317
Net income		257,015
Member's contributions		30,500
Member's equity, June 30, 2021	**$**	**383,832**

The accompanying notes are an integral part of these financial statements.

Broad Street Capital Markets, LLC
Statement of Cash Flows
Year Ended June 30, 2021

Cash flows from operating activities		
Net income	$	257,015
Adjustments to reconcile net income to net cash provided by operating activities		
Extinguishment of debt		(46,884)
Depreciation-operating lease right of use asset		35,275
Depreciation and amortization of fixed assets		7,078
Increase (decrease) in cash attributable to changes in operating assets and liabilities		
Commissions payables to independent contractors		1,740,164
Compensation payable to officer		345,467
Other accrued expenses		25,494
Accrued interest on SBA loan		5,625
Accrued professional fees		5,000
Receivables from clearing broker		(2,397,784)
Accretion-operating lease liability		(37,030)
Other assets		(1,707)
Net cash used by operating activities		(62,287)
Cash flows from financing activities		
SBA loan proceeds		150,000
Member's contributions		30,500
Net cash provided by financing activities		180,500
Cash - beginning		166,456
Cash - ending	$	284,669
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	863

The accompanying notes are an integral part of these financial statements.

Broad Street Capital Markets, LLC
Notes to Financial Statements
Year Ended June 30, 2021

1. Organization

Broad Street Capital Markets, LLC (the "Company") is an Indiana limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA'). The Company is wholly owned by Bergen Capital Advisors LLC, ("Bergen") a New Jersey limited liability company.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies and accompanying financial statements of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") as followed by the securities broker-dealer industry.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company maintains deposits in financial institutions that at times exceeded the insured amount of $250,000 provided by the Federal Deposit Insurance Corporation (FDIC).

Revenue Recognition

Riskless principal trades, commissions and related clearing charges and registered representatives', officer or independent contractors, compensation are recorded on a trade date basis. The Company follows the guidance provided by ASC Topic 606, Revenue from Contracts with Customers, in that it believes that its performance obligations are satisfied on trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer and that no contract liability balances exist either at the beginning or end of the period covered by its statement of operations nor any contract values related to performance obligations that are unsatisfied at the end of such period.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation, and amortization. Furniture and equipment are depreciated on a straight-line basis based over their estimated useful lives of five to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the asset life or the length of the lease.

Income Taxes

The Company is a disregarded entity for Federal and state income tax purposes as its results of operations are included in Bergen's income tax filings and, accordingly, it does not record an income tax provision.

Accounting for Uncertainty in Income Taxes

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. The Company is no longer subject to U.S. federal and state income tax examinations for periods commencing prior to July 1, 2017.

Recent Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and determined that they will not have a material impact on the Company's financial statements.

3. Clearing Broker

The Company introduces its customers on a fully disclosed basis to RBC Correspondent Services, a division of RBC Capital Markets, LLC ("RBC") who it also uses to clear its proprietary securities transactions. In accordance with its clearing agreement with RBC, the Company maintains a clearing deposit of $50,000.

4. Fixed Assets

The following table shows the balances of major classes of fixed assets and the accumulated depreciation and amortization for each class at June 30, 2021:

		Cost		Accumulated Depreciation/Amortization		Net
Leasehold improvements	$	16,433	$	13,056	$	3,377
Furniture		14,265		9,850		4,415
Equipment		11,693		10,461		1,232
	$	42,391	$	33,367	$	9,024

5. U.S. Small Business Administration ("SBA") Loans and Public Grants

On April 30, 2020, the Company received a bank loan of $46,884 under the Paycheck Protection Program ("PPP Loan"), included in the Coronavirus Aid, Relief and Economic Security Act ("the Act"), which was enacted to help protect businesses and employees during the COVID-19 pandemic. Under the Act, the SBA guaranteed low-interest rate loans to certain entities which may be partially or fully forgiven if employees were retained and funds were used for eligible expenses. The Company used the funds in a manner consistent with the eligibility requirements for full forgiveness, submitted its application for forgiveness to the lending bank and, received forgiveness in December 2020. This amount is included in other revenues in the accompanying statement of operations.

On July 1, 2020, the Company borrowed $150,000 for 30 years from the SBA to provide working capital and offset economic injury caused by the COVID-19 pandemic. Interest is provided at 3.75%/annum with the initial payment due July 1, 2021 and the loan's principal is payable at the end of the term.

In connection with the COVID-19 pandemic, the Company also received $8,628 in office rental assistance from the New Jersey Redevelopment Authority and a $5,000 grant from the New Jersey Economic Development Authority.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1. In accordance with the Rule, the Company is required to maintain defined minimum net capital equal to the greater of $5,000 or 1/15 of aggregate indebtedness.

At June 30, 2021, the Company had net capital, as defined, of $358,967 which exceeded the required minimum net capital of $158,536 by $200,431. Aggregate indebtedness at June 30, 2021 totaled $2,378,038. The percentage of aggregate indebtedness to net capital was 662%.

7. Commitments and Contingencies

The Company recognizes a right-of-use asset and a lease liability on its office lease which expires in September, 2022 and obligates the Company to make minimum future rental payments for its fiscal years ending June 30, 2022 and therafter of $45,520 and $11,450, respectively. The right-of-use asset is measured at cost which equals the amount of the lease liability and is depreciated using a straight-line method over the lease term. The lease liability is measured at the present value of the unpaid lease payments discounted at 10%/annum which the Company considers to be its approximate incremental borrowing rate.

In connection with the office lease, the Company has posted a security deposit of $6,747.

8. Related Party Transactions

The accompanying statement of financial condition reflects a payable to the Company's Chief Executive Officer ("CEO") of $399,292 while the accompanying statement of operations reflects compensation, including benefits, paid to the CEO of $683,996.

9. Income Taxes

As of June 30, 2021, the Company had no uncertain tax positions that require recognition or disclosure in the financial statements.

10. Coronavirus

The outbreak oof the novel coronavirus has adversely impacted global commercial activity and contributed to significant volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in the global economy and adversely impacting many industries, including the financial services industry.

As a result of the pandemic, management evaluated the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have had a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements and, accordingly, these financial statements do not include ant adjustments that might result from the outcome of this uncertainty.

11. Other Business Risks

The Company faces substantial business risks due to the concentration of revenues generated by an individual registered representative from a single client. During the year ended June 30, 2021, that registered representative generated riskless principal transaction revenues of $8,320,129 with total compensation being paid of $6,878,043 and causing the Company to incur commission rebates paid to other broker-dealers of $145,501 and incremental clearing and execution expenses of approximately $100,000.

12. Evaluation of Subsequent Events

The Company has evaluated subsequent events through August 25, 2021, the date the financial statements were available for issuance.

Broad Street Capital Markets, LLC

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
June 30, 2021

Net capital:				
Member's equity			$	383,832
Deduct nonallowable assets:				
Fixed assets, net	$	9,024		
Other assets		15,841		
				24,865
Net capital before haircuts on securities (tentative net capital)				358,967
Haircuts on securities				0
Net capital			$	358,967
Aggregate indebtedness:				
Commissions payables to independent contractors			$	1,740,164
Compensation payable to officer				399,292
Loan principal and interest payable to U.S. Small Business Administration				155,625
Accrued professional fees				15,000
Other accrued liabilities				62,626
Excess operating lease liability				5,331
Total aggregate indebtedness			$	2,378,038
Computation of basic net capital requirement:				
Minimum net capital requirement (6 2/3 % of aggregate indebtedness or $5,000, whichever is greater)			$	158,536
Excess net capital at 1500 percent			$	200,431
Excess net capital at 1000 percent			$	121,163
Percentage of aggregate indebtedness to net capital				662.47%

Broad Street Capital Markets, LLC **Schedule II**

Computation for Determination of Reserve Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
June 30, 2021

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

Broad Street Capital Markets, LLC **Schedule III**

Reconciliations

Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

June 30, 2021

A. Reconciliation of Computation of Net Capital

1.	Net capital, per FOCUS Report, Part IIA	$	358,967
	Net Capital, per schedule I	**$**	**358,967**
2.	Aggregate indebtedness per FOCUS Report, Part IIA	$	2,378,038
	Aggregate indebtedness, per schedule I	**$**	**2,378,038**

RBSM LLP
Accountants & Advisors

805 Third Avenue
14th Floor
New York, NY 10022
212.838.5100
212.838.2676/ Fax
www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Broad Street Capital Markets, LLC
Newark, New Jersey

We have reviewed management's statements, included in the accompanying Exemption Report, in (1) which Broad Street Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Broad Street Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (ii) Broad Street Capital Markets, LLC will not hold customer funds or safekeep customer securities (the "exemption provisions") and (2) Broad Street Capital Markets, LLC stated that Broad Street Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Broad Street Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Voleo USA, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RBSM LLP

New York, NY
August 25, 2021

Rule 15c3-3 Exemption Report
June 30, 2021

Broad Street Capital Markets, LLC ("the Company")

The Company, to its best knowledge and belief, during the year ended June 30, 2021, (1) claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 and (2) met the exemptive provisions in paragraph (k)(2)(ii) without exception.

Name: Andrew G. Adderly
Title: CEO
Date: August 25, 2021